02052499

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
9/1/02

For the month of September 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Head of Investor Relations
Othon Mäder Ribas
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

www.copel.com

Thomson Financial Corporate Group
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

COPEL'S SHARES BEGIN TRADING ON MADRID STOCK EXCHANGE

June 20, 2002 – Curitiba, Parana, Brazil – Yesterday, June 19, 2002, the shares of COMPANHIA PARANAENSE DE ENERGIA – COPEL [NYSE: ELP] were listed for the first time on a European securities exchange.

The listing occurred through Latibex, which is part of the Madrid Stock Exchange. Latibex is a Euro-based market for Latin American securities.

During the session, a lot of preferred shares was priced in euros, in an operation brokered by Benito y Monjardin, a firm connected with Banco Espírito Santo, a long-established European financial house.

Copel is the eighth Brazilian public company to be listed on the Latibex, which has been in operation since December 1999, and whose purpose is to channel European investment into Latin America, while at the same time providing access for Latin American companies to the European capital markets.

From Madrid, Ingo Henrique Hübert, Copel's CEO, stated that "this listing on the Latibex was designed to boost Copel's exposure to the European financial markets, which will make the Company better known, and even facilitate future transactions in the euro market, which is still an untapped market for the Company." Mr. Hübert also affirmed that there are no plans in place to issue stock or other securities of the Company in Europe.

Also in Madrid for the present listing, Ricardo Portugal Alves, Copel's Chief Financial and Investor Relations Officer, added that "having Copel's stock trade in the European Community, one of the world's principal financial centers, is the next natural step in the life of Copel as a public company."

This listing is part of the internationalization strategy pursued by Copel — whose stock has traded publicly for the past eight years — with the aim of gaining broader exposure of the Company's brand and results.

Copel's initial foray into the capital markets took place in April 1994, through São Paulo Stock Exchange – Bovespa. Later on, in July 1997, Copel was the first Brazilian electric utility to be listed on the New York Stock Exchange - NYSE, where its stock is traded in the form of American Depositary Shares.

Companhia Paranaense de Energia *- Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.*

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Head of Investor Relations
Othon Mäder Ribas
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

Thomson Financial Corporate Group
Isabel Vieira (New York)
(212) 807-5110
Isabel.vieira@tfn.com
Richard Huber (New York)
(212) 807-5026
richard.huber@tfn.com

www.copel.com

COPEL AGAIN CHOSEN AS BEST POWER DISTRIBUTOR IN BRAZIL

July 12, 2002 – Curitiba, Parana, Brazil – COMPANHIA PARANAENSE DE ENERGIA – COPEL [NYSE: ELP] announces that it has been chosen again in 2002 – for the third time in four years, and the second year in a row – as the **best power distribution company in Brazil**.

This award is granted annually by the Brazilian Association of Power Distribution Utilities (Abradee), an organization representing the main Brazilian power distributors, which together account for over 80% of the country's power consumption.

The evaluation is based on indicators of technical, operational, financial and economic management, standard of service, corporate social responsibility (as measured by an established economic research institute) and customer response to an opinion poll.

In addition to the grand prize (best power distribution company in the country), COPEL also won the honors for **best operational management and best economic and financial management**. The announcement of the Abradee award winners took place on the morning of July 10 in Brasilia, at a ceremony attended by the Minister of Mines and Energy, Mr. Francisco Gomide.

All matters concerning power distribution at COPEL are the responsibility of COPEL Distribution, COPEL's wholly owned subsidiary, which provides power distribution services to approximately three million end customers throughout COPEL's concession area, the State of Paraná. COPEL Distribution's services reach an estimated 9.4 million people, and the latest data indicates that the power grid covers 99% of the urban areas and 87% of the rural areas in Paraná.

Companhia Paranaense de Energia - Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Head of Investor Relations
Othon Mäder Ribas
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

Thomson Financial Corporate Group
Isabel Vieira (New York)
(212) 807-5110
Isabel.vieira@tfn.com
Richard Huber (New York)
(212) 807-5026
richard.huber@tfn.com

www.copel.com

COPEL ANNOUNCES EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

August 5, 2002 – Curitiba, Parana, Brazil – COMPANHIA PARANAENSE DE ENERGIA – COPEL, [NYSE: ELP], announced today that it will hold an extraordinary general shareholders' meeting on **August 20, 2002, at 2:00 p.m.**, at the Company's headquarters, located at Rua Coronel Dulcídio, 800, Curitiba, Paraná, Brazil.

The purpose of this meeting is to fill a vacancy within the Board of Directors.

Companhia Paranaense de Energia - Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts in Brazil
Othon Mäder Ribas
011-5541-222-2027
othon@copel.com
Solange Maueler
011-5541-331-4359
solange@copel.com

Contacts in New York
Richard Huber
212-807-5026
richard.huber@tfn.com
Isabel Vieira
212-807-5110
isabel.vieira@tfn.com

COPEL ANNOUNCES RESULTS FOR FIRST HALF 2002

Curitiba, Brazil, August 15, 2002 – Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the six months of 2002. All figures included in this report are in reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

- **Net Income:** Net income for the first half of 2002 amounted to R$ 88.4 million, representing a profit of R$ 0.32 per lot of one thousand shares and an "EBITDA margin" of 40.7%.

- **Market Expansion:** From January through June 2002, total power consumption throughout COPEL's direct distribution area amounted to 8,676 GWh, representing an increase of 0.8% over the same period in 2001. However, total power consumption was 6.0% higher in June 2002 than in June 2001.

- **Capital Raising:** In May 2002, COPEL successfully re-negotiated to extend the terms of all of its Eurobonds, in the amount of US$ 150 million, by three years, at a rate of 9.60% a year, through a syndicated loan, and completed a second issuance of non-convertible debentures in the amount of R$ 500 million, split in three series. Series 1 and 2, amounting to R$ 100 million each, are indexed to the CDI (Interbank Deposit Certificate) rate plus a spread of 1.75% a year. Series 3, amounting to R$ 300 million, is indexed to the IGP-M inflation index plus a spread of 13.25% a year. Also in May 2002, COPEL paid a tranche of its Euro Commercial Paper in the amount of US$ 67.2 million (R$ 167 million). With this capital raising and debt rollover, and after the euro commercial paper payment, the Company has lengthened the term of its debt profile and reduced its exposure to the US dollar. On March 2002, of Copel's total debt was in foreign currency, and 37.3% in domestic currency. By the end of June 2002, these percentages changed to 46.6% (foreign currency debt) and 53.6% (domestic currency debt).

- **The Abradee Award:** For the third time in four years and the second time in a row, COPEL was named the best power distribution company in Brazil. This award is sponsored annually by the Brazilian Association of Power Distribution Companies – ABRADEE.

- **Latibex:** Since June 19th 2002, COPEL's stock has been traded on the European financial market. The Company's debut on the old continent took place on Latibex, an exchange linked to the Madrid Stock Exchange in Spain, where securities from Latin-American companies are traded in Euros.

- **Cien** – On May 1st 2002, Cien's first line to COPEL entered commercial operation. The amount of power contracted by COPEL, in the first stage of the project, is 400 MW. The second Cien line, which provides COPEL with an additional 400 MW, entered in operation on August 1st 2002.

- **Rate Increase:** Under ANEEL Resolution no. 336, dated June 20th 2002 and effective June 24th 2002, COPEL Distribution's rates for sales to final customers were increased by 10.96%.

FINANCIAL AND OPERATING PERFORMANCE

COPEL's net income was R$ 88.4 million for the first six months of 2002.Ne t revenues reached R$ 1.3 billion, compared to the R$ 1.0 billion reported in same period of 2001. This 19.4% increase reflects the 17.31% increase in retail tariffs effective June 24th, 2001 and the increase in wholesale tariffs occurred in 2001. The operating results reached R$ 153.9 million, a 40% growth over the same period last year.

The market grew 0.8% when compared to the first semester last year. This poor growth reflects the voluntary energy savings of our residential and commercial customers, who consumed 3.3% and 0.5% less energy, respectively, compared to the same period last year. If we compare the month June 2002 with June 2001, the market increase was 6.0%, with very good growth rates for the residential class (3.5%), industrial class (8.6%) and commercial class (5.4%). This positive increase reflects the recovery of consumption recovery following the voluntary energy savings.

COPEL's total customers as of June 30, 2002 reached 2,972,028, a 2.8% increase when compared to the same period of the previous year.

At the end of June 30, 2002, total operating expenses reached R$ 882.7 million, a 11.8% increase over the same period last year (789.6 million). The main reasons for this increase are:

- The R$ 45.4 million registered in pension fund basically reflects, from 2002 on, the accounting of the increased provisions for liabilities, caused by actuarial computation, in accordance with Brazilian rules (CVM Resolution n. 371/2001).

- The 43.1% increase in "electricity purchased for resale" basically reflects the purchase of energy from CIEN and the exchange rate variation in this period, since the energy that COPEL purchases from Itaipu is priced in dollars.

- Other operating expenses decreased 33.8% if compared to the same period last year. This variation occurred due to the accounting of R$ 12.8 million, in the second quarter 2001, as additional provision for the Cofins charges.

The increase in financial expenses in this semester compared to the same period last year, reflects basically the devaluation of the Real, causing the company to account monetary variation.

Permanent assets increased by 1.3 % in the first six months of 2002, as a result of the increase in COPEL's investments in its partnerships.

The capital expenditures for the semester amounted to R$ 159.3 million. Of this amount, R$ 31.7 million was invested in power generation, R$ 13.7 million in transmission, R$ 60.9 million in distribution, R$ 8.9 in Telecom and R$ 44.1 million in partnerships.

As of June 30, 2002, COPEL's total assets were R$ 9.5 billion. Debt amounted to R$ 1.95 billion, with a net debt-to-equity ratio of 38.0%.

"The Company's results reflect the effects of the voluntary energy savings, brought about by the National Rationing Program, as well as the exchange rate variation that occurred this semester. From January through June, the Real devalued by 22.58% in relation to the US dollar. Of this amount 22.41% happened in just the second quarter", said Mr. Ricardo Portugal Alves.

ENERGY PURCHASED FROM CIEN

In December 1999 COPEL signed a power purchase agreement with Companhia de Interconexão Energética (CIEN) having the month of December 1998 as reference for rate adjustments. The contractual power rate was set in reais and translated into U.S. dollars, at an initial figure of US$ 28.50/MWh.

The amount in reais is restated annually in December according to the IGP-M inflation index and then translated into dollars. If the amount resulting from this calculation is below US$ 26.50/MWh, the minimum rate of US$ 26.50/MWh shall be adopted; if it is over US$ 30.80/MWh, then the US$ 30.80/MWh cap shall be used; if it falls between the minimum of US$ 26.50 and the US$ 30.80 cap, the actual figure shall prevail.

Under no circumstances can the rate exceed US$ 30.80/MWh.

Given the fact that, starting in January 2003, COPEL Distribution — pursuant to the power sector legislation — will be required to reduce by 25% annually the power purchase amounts set under its initial contract with COPEL Generation (a contract that accounts for roughly 2,000 MW), COPEL

Distribution will take in 500 MW from CIEN exclusively to meet the needs of its direct distribution market.

The reduction in the power purchases under initial contracts and COPEL Distribution's market growth expectations should account for the utilization of all the power provided by CIEN until mid-2003. The CIEN agreement has been registered with the National Electric Power Agency and included in COPEL Distribution's cost structure.

The CIEN agreement will ensure COPEL Distribution sufficient power availability to meet its market expansion.

ADDITIONAL OPERATING INFORMATION

1. MAIN OPERATIONAL AND FINANCIAL HIGHLIGHTS (As of June 30, 2002)

Generation

Number of power plants: 18 (17 hydroplants and 1 thermoplant)
Total installed capacity: 4,548 MW
Number of automated power plants: 14
Number of substations: 14
Number of automated substations: 11
Transforming capacity: 2,299 MVA

Transmission

Transmission lines: 6,766 km
Number of substations: 122
Number of automated substations: 113
Transforming capacity: 14,528 MVA

Distribution

Distribution lines: 158,012 km
Number of substations: 225
Number of automated substations: 133
Transforming capacity: 1,334 MVA
Number of consumers: 2,972,028
DEC (outage duration by consumer/year): 6:22 hours
FEC (outage frequency by consumer/year): 6.67 outages

Administration

Number of employees: 5,798
Consumer/employee ratio in the distribution branch is 747

Financial

Book Value: R$ 18.76/ per lot of one thousand shares
EBITDA: R$ 509.1 million
ROE: 1.7% per semester
Liquidity: 1,78

2. CONSUMPTION BY CLASS

In GWh

Class	June			January – June		
	2002	2001	%	2002	2001	%
Residential	356	345	3.5	2,167	2,240	-3.3
Industrial	641	590	8.6	3,698	3,557	4.0
Commercial	214	203	5.4	1,378	1,386	-0.5
Rural	100	92	8.1	618	597	3.5
Other	138	137	0.7	815	831	-2.0
Total	**1,449**	**1,367**	**6.0**	**8,676**	**8,611**	**0.8**

3. TARIFFS (R$/MWh)

TARIFFS	June 2001	June 2002	% change
Retail	113.76	130.51	14.7
Initial Contracts	49.01	55.46	13.2
Itaipu (purchase) (*)	84.41	103.69	22.8

(*) Furnas transmission tariff included

3.1 RETAIL TARIFFS (R$/MWh)

TARIFFS	June 2001	June 2002	% change
Residential	166.41	194.41	16.8
Industrial	79.31	90.44	14.0
Commercial	141.35	160.69	13.7
Rural	96.01	111.68	16.3
Other	100.71	118.27	17.4
Total Retail	113.76	130.51	14.7

3.2 GROSS REVENUES BY CLASS (R$ thousands)

Revenues	June 2002	June 2001	% change
Residential	575,237	490,159	17.4
Industrial	474,728	381,194	24.5
Commercial	300,085	251,700	19.2
Rural	69,083	57,300	20.6
Other classes	124,410	102,180	21.8
Supply	99,540	64,068	55.4
Use of Transmission Lines	55,842	27,173	105.5
Other	47,982	51,581	(7.0)
Total	**1,746,907**	**1,425,355**	**22.6**


Consumption by Category
Rural
7%
Other
9%
Residential
24%
Commercial
15%
Industrial
45%


Revenues by Category
Rural
4%
Other
8%
Residential
38%
Commercial
19%
Industrial
31%

4. ENERGY FLOW (GWh)

COPEL's Total Available Power	**12,299**	
Own Generation	8,946	(72.7%)
Purchased Energy	3,352	(27.3%)
State Demand	**8,878**	
Retail	8,676	(97.7%)
Wholesale	202	(2.3%)
Initial Supply Contracts	**70**	
Bilateral Contracts	**302**	
Other	**1,856**	
Free Customers	**543**	
Losses	**650**	

5. STOCKHOLDERS (Millions of shares) as of June 30, 2002

Milhões de ações/Millions of shares

ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED "A"	%	PNB PREFERRED "B"	%	TOTAL	%
ESTADO DO PARANÁ	85.028	58,6	-	-	-	-	85.028	31,1
ELETROBRÁS	1.531	1,1	-	-	-	-	1.531	0,6
BNDESPAR	38.299	26,4	-	-	27.911	21,8	66.210	24,2
CUSTÓDIA BOLSA (Free Float)	19.606	13,5	122	30,0	100.173	78,1	119.901	43,8
No Brasil	19.261	13,3	122	30,0	51.432	40,1	70.815	25,9
ADSs	345	0,2	-	-	48.741	38,0	49.086	17,9
OUTROS	567	0,4	285	70,0	133	0,1	985	0,4
TOTAL	145.031	100,0	407	100,0	128.217	100,0	273.655	100,0


ON/COMMON
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS
TOTAL
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS

6. DEBT PROFILE (June 30,2002)

(R$ thousands)

	Short Term	Long Term	Total
DOMESTIC CURRENCY			
EUROBONDS	6,818	426,660	433,478
IDB	31,970	203,396	235,366
NATIONAL TREASURY	6,356	175,708	182,064
EURO COMMERCIAL PAPER	-	-	-
ELETROBRÁS	9,675	76	9,751
BANCO DO BRASIL S/A	6,648	38,256	44,904
TOTAL	**61,467**	**844,096**	**905,563**
FOREIGN CURRENCY			
ELETROBRÁS	53,064	403,100	456,164
BNDES	4,894	12,036	16,930
DEBÊNTURES	25,342	508,910	534,252
FINEP	5,026	1,248	6,274
TURNKEY	3,260	710	3,970
FUNDAÇÃO COPEL	21,069	5,023	26,092
OTHER	977	2,817	3,794
TOTAL	**113,632**	**933,844**	**1,047,476**
TOTAL	**175,099**	**1,777,940**	**1,953,039**

SUMMARIZED FINANCIAL STATEMENTS

AS OF AND FOR THE SEMESTER ENDED JUNE 30, 2002 and 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	Company 2002	Consolidated 2002	Company 2001
Current Assets			
Cash and cash equivalents	341,870	539,428	331,195
Accounts receivable	9,860	760,514	487,370
Allowance for doubtful accounts	-	(19,231)	(10,177)
Services in progress	1,546	12,282	9,841
Recoverable Rate Deficit (CRC)	-	70,326	30,533
Taxes and social contributions paid in advance	8,879	13,911	15,799
Materials and supplies	-	20,089	15,156
Deferred rate costs	-	12,620	-
Prepaid expenses and other	1,600	25,937	19,903
	363,755	1,435,876	899,420
Long-Term Assets			
Recoverable Rate Deficit (CRC)	-	721,684	671,268
Deferred income tax and social contribution tax	118,707	416,483	246,060
Judicial deposits	48,158	66,982	49,329
Intercompany receivable	948,921	36,033	46,537
Deferred rate costs	-	302,967	-
Other noncurrent assets	3,513	76,308	27,648
	1,119,299	1,620,457	1,040,842
Permanent			
Investments	5,105,261	500,112	353,699
Property, plant and equipment	-	5,894,592	5,961,690
	5,105,261	6,394,704	6,315,389
Total Assets	6,588,315	9,451,037	8,255,651

LIABILITIES AND SHAREHOLDERS' EQUITY	Company 2002	Consolidated 2002	Company 2001
Current Liabilities			
Loans and financing	13,174	149,757	296,614
Debenture	25,342	25,342	-
Suppliers	706	320,835	112,254
Taxes and social contributions	40,161	156,416	106,913
Dividends proposed	649	649	1,302
Accrued payroll costs	3,387	53,510	48,757
Regulatory charges	-	27,275	34,489
Other current liabilities	116	70,511	74,475
	83,525	808,395	674,705
Long-Term Liabilities			
Loans and financing	602,368	1,269,030	1,204,193
Debenture	508,910	508,910	-
Pension plan and other post-retirement benefits	-	839,954	497,238
Taxes and social contributions	259,733	360,995	225,695
Provision for contingencies and other liabilities	-	116,894	105,929
	1,371,011	2,895,583	2,033,055
Special liabilities	-	615,280	581,252
	1,371,011	3,510,863	2,614,307
Shareholders' Equity			
Capital stock	1,620,247	1,620,247	1,620,247
Capital reserves	1,548,328	1,548,328	1,546,446
Income reserves	1,965,204	1,965,204	1,799,946
	5,133,779	5,133,779	4,966,639
Total Liabilities and Shareholders' Equity	6,588,315	9,451,037	8,255,651

COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1
www.copel.com copel@copel.com

ELP NYSE

SUMMARIZED FINANCIAL STATEMENTS

AS OF AND FOR THE SEMESTER ENDED JUNE 30, 2002 and 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reals)

STATEMENT OF INCOME	Company 2002	Consolidated 2002	Company 2001
Operating Revenues			
Electricity sales to final customers	-	1,543,543	1,282,534
Electricity sales to distributors	-	99,540	64,067
Use of transmission plant	-	55,842	27,173
Telecom revenues	-	17,508	-
Other revenues	-	30,474	51,581
Deductions from operating revenues	-	(495,942)	(377,765)
Net sales	-	1,250,965	1,047,590
Operating Expenses			
Personnel, pension plan and other post-retirement benefits	1,639	198,569	177,037
Materials and supplies	3	20,887	19,962
Third-party services	3,014	73,296	63,078
Electricity purchased for resale	-	340,429	255,779
Depreciation and amortization	-	140,783	132,536
Regulatory charges	-	81,105	99,256
Other expenses	15	27,801	41,978
	4,671	882,670	789,626
Operating Income	(4,671)	368,295	257,964
Equity in results of investees	99,731	(1,818)	(1,091)
Other income (expense)			
Financial income (expense), net	(347)	(212,609)	(146,916)
Nonoperating expense, net	(7)	(16,275)	(8,043)
Income Before Taxes and Participation	94,706	137,593	101,914
Income tax and social contribution tax	(6,324)	(49,211)	(33,429)
Net Income for the Period	88,382	88,382	68,485
Net Income per Thousand Outstanding Shares at Period	0.3230	0.3230	0.2503

Presentation of Financial Statements:

The accompanying summarized financial statements have been prepared in accordance with the provisons set forth by the Brazilian corporate law, the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários - CVM) and specific legislation applicable to electric utilities, taking into account that (i) Law nº 9249/1995 eliminated as from January 1st, 1996, for tax and financial reporting purposes, accounting for the effects of inflation, and (ii) CVM Instruction nº 248/1996, dated March 19th, 1996, also stated that quarterly and annual financial statements should be prepared in accordance with the corporate law methods, which no longer accounts for the effects of inflation.

INGO HENRIQUE HÜBERT
Chief Executive Officer

RICARDO PORTUGAL ALVES
Chief Financial Officer

CEZAR ANTÔNIO BORDIN
Accountant CRC-MS-002687/0-8 T-PR

CPF 097.284.659-04

Financial Statements audited by
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
CRC SP 011.609/O-8 "S" PR

GOVERNO DO PARANÁ

BALANÇO SOCIAL

COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1
www.copel.com copel@copel.com

WHOLLY-OWNED SUBSIDIARIES SUMMARIZED FINANCIAL STATEMENTS
AS OF AND FOR THE SEMESTER ENDED JUNE 30, 2002 and 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A. "Proforma"
Current Assets					
Cash and cash equivalents	110,183	19,664	63,356	3,243	1,222
Accounts receivable	129,146	31,797	593,321	3,566	2,064
Recoverable Rate Deficit (CRC)	-	-	70,326	-	-
Taxes and social contributions paid in advance	2,974	3,997	15,053	928	717
Materials and supplies	-	7,748	10,800	1,541	-
Deferred rate costs	-	-	12,820	-	-
Prepaid expenses and other	8,326	3,167	11,866	871	106
	250,629	**66,263**	**777,342**	**10,149**	**4,109**
Long-Term Assets					
Recoverable Rate Deficit (CRC)	-	-	721,684	-	-
Deferred income tax and social contribution tax	39,628	37,763	208,995	9,414	1,974
Judicial deposits	2,089	3,517	13,151	67	-
Intercompany receivable	189,606	21,655	31,641	-	-
Deferred rate costs	-	-	302,967	-	-
Other noncurrent assets	22,533	6,396	43,833	33	-
	253,856	**69,331**	**1,322,271**	**9,514**	**1,974**
Permanent					
Investments	5,983	2,312	541	-	447,348
Property, plant and equipment	3,187,963	893,870	1,670,104	142,373	282
	3,193,946	**896,182**	**1,670,645**	**142,373**	**447,630**
Total Assets	**3,698,431**	**1,031,776**	**3,770,258**	**162,036**	**453,713**

LIABILITIES AND SHAREHOLDERS' EQUITY	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A. "Proforma"
Current Liabilities					
Loans and financing	84,774	19,676	45,407	-	-
Debenture	-	-	19,053	-	-
Suppliers	8,845	3,938	312,403	2,249	3
Taxes and social contributions	41,402	9,540	84,941	846	72
Dividends proposed	-	-	-	-	9,860
Accrued payroll costs	9,267	8,023	29,545	2,829	460
Pension plan and other post-retirement benefits	7,233	5,603	20,082	919	80
Regulatory charges	8,483	566	16,180	26	-
Customers and other liabilities	5,340	61	32,218	3	3
	165,344	**47,327**	**561,829**	**6,972**	**10,488**
Long-Term Liabilities					
Loans and financing	966,457	143,652	158,921	-	-
Debenture	-	-	408,910	-	-
Pension plan and other post-retirement benefits	125,423	115,833	371,606	25,873	1,219
Taxes and social contributions	8,541	-	92,722	-	-
Intercompany payable	-	-	-	19,457	92,334
Provision for contingencies and other liabilities	4,856	10,989	100,511	337	-
	1,105,277	**270,474**	**1,132,670**	**45,667**	**93,553**
Special liabilities	-	7,140	608,140	-	-
	1,105,277	**277,614**	**1,740,810**	**45,667**	**93,553**
Shareholders' Equity					
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Income reserves	88,878	(45,154)	(139,549)	(11,253)	18,954
	2,427,810	**706,835**	**1,467,619**	**109,397**	**349,672**
Total Liabilities and Shareholders' Equity	**3,698,431**	**1,031,776**	**3,770,258**	**162,036**	**453,713**

STATEMENT OF INCOME

AS OF AND FOR THE SEMESTER ENDED JUNE 30, 2002 and 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A.
Operating Revenues					*"Proforma"*
Electricity sales to final customers	6,346	-	1,538,226	-	-
Electricity sales to distributors	417,468	-	94,623	-	-
Use of transmission plant	-	124,455	144	-	-
Telecom revenues	-	-	-	31,786	-
Equity in results of investees	-	-	-	-	(4,222)
Other revenues	7,214	1,371	22,447	-	-
Deductions from operating revenues	(29,481)	(7,759)	(454,830)	(3,872)	(67)
Net Sales	**401,547**	**118,067**	**1,200,610**	**27,914**	**(4,289)**
Operating Expenses					
Personnel, pension plan and other benefits	34,065	30,968	121,253	9,315	1,309
Materials, supplies and third-party services	23,921	6,571	72,464	2,944	1,095
Electricity purchased for resale	13,549	-	808,188	-	-
Depreciation and amortization	50,232	16,809	65,002	8,716	22
Regulatory charges and other expenses	24,847	2,922	80,896	1,171	(1,108)
	146,614	**57,290**	**1,147,803**	**22,148**	**1,318**
Activities Income	**254,933**	**60,777**	**52,807**	**5,766**	**(5,607)**
Financial Result					
Financial income	7,390	1,289	69,872	271	117
Financial expense	(189,809)	(23,799)	(74,439)	(283)	(399)
	(182,419)	**(22,510)**	**(4,567)**	**(12)**	**(282)**
Operating Income	**72,514**	**38,267**	**48,240**	**5,754**	**(5,889)**
Nonoperating expense, net	**(7,656)**	**(3,512)**	**(4,768)**	**(67)**	**(46)**
Income Before Taxes and Participation	**64,858**	**34,755**	**43,472**	**5,687**	**(5,935)**
Income tax and social contribution tax	(17,825)	(11,699)	(12,218)	(1,905)	761
Net Income for the Period	**46,833**	**23,056**	**31,254**	**3,782**	**(5,174)**

GOVERNO DO PARANÁ

COPEL
Companhia Paranaense de Energia

THOMSON FINANCIAL
INVESTOR RELATIONS

FOR IMMEDIATE RELEASE

Contacts in Brazil
Othon Mäder Ribas
55-41-222-2027
Solange Maueler
55-41-322-3535
Companhia Paranaense de Energia -COPEL

Contacts in New York
Isabel Vieira
Richard Huber
212-807-5110/5026
Thomson Financial Investor Relations

COPEL ANNOUNCES RESULTS OF EXTRAORDINARY SHAREHOLDERS' MEETING

Curitiba, Brazil, August 20, 2002 - (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, announces the following results of its Extraordinary Shareholders' Meeting, held today, at 2 p.m., at the Company's headquarters (Rua Coronel. Dulcídio, 800, Curitiba, Paraná, Brazil).

Copel's shareholders elected as members of the Board of Directors for the remainder of the 2001-2003 term of office include:

- Mr. Deni Lineu Schwartz, appointed by the major shareholder, to replace Mr. Lubomir Antonio Ficinski Dunin, who had resigned;

- Mr. Natalino das Neves, to replace Mrs. Maria Aparecida Rodrigues Plaça as the new representative of the employees in the Board of Directors, due to her being discharged from her position in the Board.

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts in Brazil
Othon Mäder Ribas
011-5541-222-2027
othon@copel.com
Solange Maueler
011-5541-331-4359
solange@copel.com

Contacts in New York
Richard Huber
212-807-5026
richard.huber@tfn.com
Isabel Vieira
212-807-5110
isabel.vieira@tfn.com

COPEL ANNOUNCES AGREEMENT FOR SALE OF ENERGY

Curitiba, Brazil, September 3, 2002 – Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced that it reached an agreement for the sale of its energy.

Copel and Centrais Elétricas de Santa Catarina S.A. (CELESC) would like to announce to its shareholders and to the market, the signature of an agreement for the sale and purchase of power generated by COPEL Generation, a wholly-owned subsidiary of COPEL, with the participation of TRADENER Ltda. as power marketer, effective January 1st 2003 and expiring December 31st 2008. Under this contract, COPEL Generation will supply CELESC an average of 356.66 MW/yr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: September 9, 2002

By ______________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer